UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)

System1, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

87200P109
(CUSIP Number)

Michael L. Gravelle
c/o Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134
(702) 323-7330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Cannae Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
27,181,770 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,181,770 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,181,770 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) See Item 5.

CUSIP No. 87200P109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Cannae Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
27,181,770 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,181,770 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,181,770 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) See Item 5.

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A common stock, par value $0.0001 per share (“Class A common stock”), of System1, Inc. (the “Issuer” or “Company”). The address of the principal executive offices of the Issuer is 4235 Redwood Avenue, Marina Del Rey, California 90066.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by the following entities (collectively, the “Reporting Persons” and each individually a “Reporting Person”):

1.	Cannae Holdings, Inc., a Delaware corporation (“CHI”); and

2.	Cannae Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of CHI (“CHL”).

The principal business of the Reporting Persons is acquiring interests in operating companies and engaging in actively managing and operating a core group of those companies. The address of the principal business office of the Reporting Persons is 1701 Village Center Circle, Las Vegas, Nevada 89134.

Information as of the date of this Schedule 13D with respect to each director and executive officer of CHI and CHL is set forth on Schedule A to this Schedule 13D (the “Schedule A Persons”). This Schedule 13D is being filed while the Reporting Persons are in the process of verifying or obtaining information required by Schedule 13D from its respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this Schedule 13D will be filed that will disclose such change.

During the five years prior to the date of this Schedule 13D, neither the Reporting Persons nor to the Reporting Persons knowledge, any of the Schedule A Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a joint filing agreement among the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Class A common stock reported herein as beneficially owned by the Reporting Persons were acquired in connection with the business combination completed on January 27, 2022 (the “Closing Date”) as contemplated by that certain Business Combination Agreement, dated June 28, 2021, by and among Trebia Acquisition Corp., the predecessor to the Issuer (“Trebia”), S1 Holdco, LLC, Inc., System1 SS Protect Holdings, Inc., and the other parties thereto, as amended (the “Business Combination Agreement”), the Amended and Restated Backstop Agreement, dated as of January 10, 2022 (the “Backstop Agreement”), by and between Trebia and CHI and the Amended and Restated Sponsor Agreement, dated January 10, 2022, by and among BGPT Trebia LP (“BGPT”), Trasimene Trebia, LP (“Trasimene”), CHI and the other parties thereto (the “A&R Sponsor Agreement”).

On January 27, 2022, pursuant to Business Combination Agreement, the Backstop Agreement and the A&R Sponsor Agreement, CHL received 27,181,770 shares of Class A common stock for an aggregate price of $246,484,460.

The source of funds for the purchases under the Backstop Agreement was the working capital of CHL.

Information as of the date of this Schedule 13D is set forth on Schedule A to this Schedule 13D with respect to the Schedule A Persons and is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

The information set forth or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons and Schedule A Persons have acquired shares of Class A common stock and certain other securities of the Issuer for investment purposes.

The Reporting Persons and, to the Reporting Persons’ knowledge, each of the Schedule A Persons, intend to review their investment in the Issuer continually. Depending upon the results of such review and other factors deemed relevant to an investment in the Issuer, the Reporting Persons and, to the Reporting Persons’ knowledge, each of the Schedule A Persons, may, at any time and from time to time, (i) purchase, receive in a distribution or other transfer, or otherwise acquire shares of Class A common stock and/or other securities of the Issuer (collectively, “Issuer Securities”), (ii) sell, transfer, distribute or otherwise dispose of Issuer Securities in public or private transactions, or (iii) engage in or encourage communications with the Issuer, members of management and the board of directors of the Issuer (the “Issuer Board”), other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring any of (i) or (ii) above or any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

William P. Foley, II, Chairman of the board of directors of CHI, and Frank Martire, Jr., a director of CHI, are both directors of the Issuer. The Reporting Persons expect, and to the Reporting Persons’ knowledge, one or more of the Schedule A Persons would be expected, to communicate with the Issuer’s board of directors, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board. Such discussions may also include any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. As further described in Item 6 of this Schedule 13D, the Shareholders Agreement (as defined below) provides for certain rights and obligations of the Reporting Persons relating to the nomination of directors to the Board. Certain plans or proposals may from time to time be discussed or considered by the directors of the Issuer, in their fiduciary capacity as a director of the Company.

Item 5.	Interest in Securities of the Issuer.

The information set forth or incorporated by reference in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in this Item 5. Information as of February 7, 2022 with respect to the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

(a) and (b) The responses set forth on rows 7 through 13 of the cover pages of this Schedule 13D are incorporated by reference in this Item 5.

The beneficial ownership information that follows is as of February 7, 2022, based on 81,696,614 shares of Class A common stock outstanding (such outstanding shares based on information provided to the Reporting Persons by the Issuer).

As of February 7, 2022, the Reporting Persons beneficially owned an aggregate of 27,181,770 Class A common stock, which represents 33.3% of the outstanding Class A common stock. None of the Reporting Persons beneficially own any of the 22,077,319 shares of Class C common stock, par value $0.0001 per share, of the Issuer (the “Class C common stock”) outstanding as of February 7, 2022 (such outstanding shares based on information provided to the Reporting Persons by the Issuer). Holders of Class A common stock and Class C common stock are entitled to cast one vote per share of Class A common stock or Class C common stock on each matter submitted to the Issuer stockholders. Accordingly, as of February 7, 2022, the shares of Class A common stock beneficially owned by the Reporting Persons had a total voting power of 26.2%.

By virtue of the Shareholders Agreement (described in Item 6 below), CHL, Trasimene, BGPT, Michael Blend, Chuck Ursini, Nick Baker, and Just Develop It Limited, may constitute a group (the “Group”) within the meaning of Section 13(d) of the Exchange Act. The members of the Group are each filing separate Schedules 13Ds to report the shares of Class A common stock that they may be deemed to beneficially own. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A common stock that such Reporting Person may be deemed to beneficially own solely by reason of the Shareholders Agreement.

(c) Other than as disclosed in this Schedule 13D, the Reporting Persons have not effected any transactions in the Class A common stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Shareholders Agreement

In connection with the Business Combination Agreement, CHL, Trasimene, BGPT, Michael Blend, Chuck Ursini, Nick Baker, and Just Develop It Ltd., a United Kingdom private limited company (“JDI,” and together with Mr. Blend, Mr. Ursini and Mr. Baker, the “System1 Founder Stockholders” and Trasimene, BGPT, CHL and the System1 Founder Stockholders, the “Principal Stockholders”) entered into a Shareholders Agreement, dated as of January 27, 2022 (the “Shareholders Agreement”).

Pursuant to the terms of the Shareholders Agreement, following the Closing Date, (i) CHL, Trasimene and BGPT have the right to designate two directors to the Issuer Board for as long as CHL, Trasimene and BGPT collectively beneficially own 7.5% or greater of the outstanding Class A common stock (one director if CHL, Trasimene and BGPT collectively beneficially own 2.5% or greater, but less than 7.5% of the outstanding Class A common stock) (collectively, the “Sponsor Directors”), (ii) Mr. Blend has the right to nominate two directors to the Issuer Board for as long as certain individuals and entities, including Mr. Blend, identified in the Shareholders Agreement (collectively, the “System1 Founders”) beneficially own 10% or greater of the outstanding Class A common stock (one director if the System1 Founders collectively beneficially own 2.5% or greater, but less than 10% of the outstanding Class A common stock) (collectively, the “System1 Founder Directors”) and (iii) CHL, Trasimene, BGPT and Mr. Blend will jointly designate five independent directors for so long as: (A) CHL, Trasimene and BGPT collectively beneficially own 7.5% or greater of the outstanding Class A common stock or (B) the System1 Founders collectively beneficially own 10% or greater of the outstanding Class A common stock.

Under the Shareholders Agreement, the Issuer will use its reasonable best efforts to take all necessary action, subject to certain exceptions, to cause the election of the Sponsor Directors and the election of each of the System1 Founder Directors, including: (i) nominating each such Sponsor Director or System1 Founder Director and (ii) recommending such individual’s election and soliciting proxies or consents in favor thereof. In addition, the Principal Stockholders each agreed to vote in favor of and consent to any Sponsor Directors or System1 Founder Directors. CHL, Trasimene, BGPT, and Mr. Blend also agreed not to vote in favor of the removal of the Sponsor Directors or System1 Founder Directors, subject to certain exceptions.

A&R Sponsor Agreement

Under the A&R Sponsor Agreement, 20,637,755 shares of Class A common stock held by CHL are subject to a lock-up restriction that prohibits the sale or transfer of such shares (subject to certain exceptions set forth therein) for a period beginning on the Closing Date until the earlier of (a) 180 days following the Closing Date, or (b) 150 days following the Closing Date, if the volume weighted average price of the Class A common stock equals or exceeds $12.00 per share for any 20 trading days within a period of 30 consecutive trading days.

Registration Rights Agreement

On January 27, 2022, the Issuer, CHL, Trasimene, BGPT, JDI, Chuck Ursini, Michael Blend and Nicholas Baker (the “RRA Parties”) entered into the Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer is required, as soon as practicable, but in any event within 45 days after the Closing Date, to file a registration statement to permit the public resale of all the Registrable Securities (as defined in the Registration Rights Agreement) held by the RRA Parties from time to time as permitted by Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”).

In addition, upon the request of any RRA Party, to the extent a registration statement is not available to exercise a proposed transaction, the Issuer will be required to facilitate a non-shelf registered offering of Registrable Securities requested by such RRA Party to be included in such offering. Within 60 days after receipt of a demand for such registration, the Issuer will be required to use its reasonable best efforts to file a registration statement relating to such request. In certain circumstances, the RRA Parties will be entitled to piggyback registration rights in connection with the demand of a non-shelf registered offering. Whenever the Issuer proposes to offer or sell securities, whether for its own account or the account of one or more shareholders, any RRA Party may choose to exercise their related piggyback rights in accordance with the Registration Rights Agreement.

The Registration Rights Agreement also provides that the Issuer will pay all expenses (except for certain selling expenses) relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

* * * * *

The foregoing descriptions of the Shareholders Agreement, A&R Sponsor Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated February 7, 2022, by and among Cannae Holdings, Inc. and Cannae Holdings, LLC (filed herewith)

99.2
Shareholders Agreement, dated as of January 27, 2022, by and among System1, Inc., Trasimene Trebia, LP, Cannae Holdings, LLC, BGPT Trebia LP, Just Develop It Limited, Michael Blend, Nicholas Baker and Chuck Ursini (filed herewith)

99.3
Registration Rights Agreement, dated January 27, 2022, by and among System1, Inc., Trasimene Trebia, LP, Cannae Holdings, LLC, BGPT Trebia LP, Just Develop It Limited, Michael Blend, Nicholas Baker and Chuck Ursini (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 2, 2022)

99.4
Amended and Restated Sponsor Agreement, dated January 10, 2022, by and among BGPT Trebia LP, Trasimene Trebia, LP and the other parties signatory thereto (incorporated by reference to Exhibit 10.4 to Trebia’s Current Report on Form 8-K, filed with the SEC on January 10, 2022)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2022
CANNAE HOLDINGS, INC.

By: /s/ Michael L. Gravelle
	Name:	Michael L. Gravelle
	Title:	Executive Vice President, General
Counsel and Corporate Secretary

CANNAE HOLDINGS, LLC

By: /s/ Michael L. Gravelle
	Name:	Michael L. Gravelle
	Title:	Managing Director, General Counsel
and Corporate Secretary

SCHEDULE A

The name, business address, and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons are set forth below. The citizenship of each such person is the United States, unless otherwise stated.

Cannae Holdings, Inc.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned (1)	Percentage Beneficially Owned (1) (2)
William P. Foley II*	Managing Member and Senior Managing Director of Trasimene Capital Management, LLC	(3)	8,471,372 (4) (5)	9.8%

David Aung	Investment Officer at the City of San Jose Office of Retirement Services	1737 N. 1st St., Suite 600 San José, CA 95112

Hugh R. Harris	Director of Cannae Holdings, Inc.	(3)

C. Malcolm Holland	Chief Executive Officer of Veritex Holdings, Inc.	8215 Westchester Drive Suite 400 Dallas TX 75225

Mark D. Linehan	Chief Executive Officer of Wynmark Company	1125 Vereda Del Ciervo, Goleta CA 93117	50,000 (6)	Less than 0.1%

Frank R. Martire, Jr.*	Executive Chairman of NCR Corporation	41 Madison Avenue, Suite 2020, New York, NY 10010	5,261,449 (7) (8)	6.2%

Richard N. Massey	Chief Executive Officer of Cannae Holdings, Inc.	(3)

Erika Meinhardt	Executive Vice President of Fidelity National Financial, Inc.	601 Riverside Avenue Jacksonville FL 32204

Barry B. Moullet	Principal of BBM Executive Insights, LLC	4017 South Atlantic Avenue Suite 705 Smyrna Beach FL 32169

James B. Stallings, Jr.	Managing Partner of PS27 Ventures, LLC	7835 Bayberry Road Jacksonville FL 32256	25,000	Less than 0.1%

Frank P. Willey	Partner at Hennelly & Grossfeld, LLP	4630 Admiralty Way #805, Marina Del Ray CA 90292

David W. Ducommun	President of Cannae Holdings, Inc.	(3)

Bryan D. Coy	Executive Vice President and Chief Financial Officer of Cannae Holdings, Inc.	(3)

Michael L. Gravelle	Executive Vice President, General Counsel and Corporate Secretary of Cannae Holdings, Inc.	(3)

* Additional information regarding the beneficial ownership and certain other details of Mr. Foley and Mr. Martire, Jr. are included on separate Schedule 13Ds to be filed by each of them.

(1) Based on (i) 81,696,614 shares of Class A common stock outstanding as of February 7, 2022 (such outstanding shares based on information provided to the Reporting Persons by the Issuer) plus (ii) the number of shares of Class A common stock issuable to such Schedule A Person upon the exercise of Warrants (as defined below) owned by such Schedule A Person, if any.

(2) Certain of the Schedule A Persons hold warrants (the “Warrants”), each exercisable to purchase one share of Class A common stock for $11.50 per share and/or shares of Class D common stock, par value $0.0001 per share, of the Issuer (“Class D common stock”). The Warrants by their terms become exercisable 30 days following the Closing Date. Under the Issuer’s Certificate of Incorporation, the Class D common stock is non-voting and does not confer economic rights other than the accrual of certain dividends, automatically converts into Class A common stock on a one-for-one basis if, during the period beginning on the Closing Date and ending on the fifth anniversary of the Closing Date, either the volume-weighted average price of Class A common stock equals or exceeds $12.50 per share for any 20 trading days within a period of 30 consecutive trading days or there is a “change in control” where the valuation of Class A common stock equals or exceeds $12.50 per share (“Class D Conversion Event”), and is automatically forfeited to the Issuer for no consideration if a Class D Conversion Event has not occurred prior to the fifth anniversary of the Closing Date. The terms of the Warrants and the Class D common stock are set forth in the Warrant Agreement, dated June 19, 2020, between Trebia and Continental Stock Transfer & Trust Company, filed with the SEC on June 22, 2020 as Exhibit 4.1 to Trebia’s Current Report on Form 8-K and the Certificate of Incorporation of the Issuer filed with the SEC on February 2, 2022 as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, respectively.

(3) c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.

(4) Reflects 3,737,205 shares of Class A common stock and 4,734,167 shares of Class A common stock issuable upon exercise of the Warrants, with each security directly held by Trasimene. Mr. Foley is the managing member of Trasimene Trebia, LLC, the general partner of Trasimene, and therefore may be deemed to beneficially own the 8,471,372 shares of Class A common stock and ultimately exercises voting and dispositive power over, such shares held by Trasimene.

(5) Excludes 833,750 shares of Class A common stock issuable upon automatic conversion of 833,750 shares of Class D common stock held by Trasimene.

(6) Includes 25,000 shares of Class A common Stock and 25,000 shares of Class A common stock issuable upon the exercise of 25,000 Warrants.

(7) Reflects 2,762,282 shares of Class A common stock and 2,499,167 shares of Class A common stock issuable upon exercise of 2,499,167 Warrants, with each security directly held by BGPT. Mr. Martire Jr. and Mr. Frank Martire, III are the managing members of Bridgeport Partners GP LLC, the general partner of BGPT, and therefore may be deemed to beneficially own the 5,261,449 shares of Class A common stock and ultimately exercises voting and dispositive power over, such shares held by BGPT.

(8) Excludes 616,250 shares of Class A common stock issuable upon automatic conversion of 616,250 shares of Class D common stock held by BGPT.

Cannae Holdings, LLC

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
Bryan D. Coy	Managing Director and Chief Financial Officer, Cannae Holdings, LLC	(2)	(3)	(3)

David W. Ducommun	Managing Director, Corporate Finance, Cannae Holdings, LLC	(2)

William P. Foley, II	Senior Managing Director, Cannae Holdings, LLC	(3)	(3)	(3)

Michael L. Gravelle	Managing Director, General Counsel and Corporate Secretary, Cannae Holdings, LLC	(3)	(3)	(3)

Spencer R. Jaffe	Vice President, Corporate Finance, Cannae Holdings, LLC	(2)

Cannae Holdings, Inc. (1)	Managing Member, Cannae Holdings, LLC	(2)	(1)	(1)

(1) Cannae Holdings, Inc., a Delaware corporation, is the Managing Member of Cannae Holdings, LLC. See above and Item 5 of this Schedule 13D.

(2) c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.

(3) See table for “Cannae Holdings, Inc.” in this Schedule A.